Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
www.aurizon.com
Toronto Stock Exchange Ticker Symbol – ARZ NYSE MKT Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 20 - 2012

July 30, 2012
FOR IMMEDIATE RELEASE

NEW DRILL RESULTS CONFIRM CONTINUITY AND EXTENSION OF PREVIOUSLY
IDENTIFIED STACKED LENSES AT CASA BERARDI

Aurizon Mines Ltd. (TSX: ARZ; NYSE MKT: AZK) is pleased to report additional results from the 2012 drill program at its Casa Berardi Mine in north-western Quebec.

The objective of the drill program is to improve the quality of the known Zone 123 resources and to delineate the extension of the mineralization. The program is focused 300 metres below and 100 metres above the 810 metre level and covers an area of 300 metres along strike, 400 metres in width, and is approximately 1.0 kilometre east of the West Mine shaft.

Twenty four (24) new holes are included in this press release. Eighteen (18) mineralized intervals contained in fourteen (14) of the twenty four (24) holes returned a metal factor (true width in metres x the gold grade in grams per tonne) of 10 or higher. These new results confirm the continuity of previously identified lenses, as well indicate new mineralized lenses outside of the known resource block.

Drilling highlights are as follows (all results reported in true width):

Drill results within and in the vicinity of the known resource block (and not integrated in the December 31, 2011 resource calculation)

- Hole-0430: 10.1 g/t gold over 13.9 metres
- Hole-0431: 11.5 g/t gold over 8.3 metres
- Hole-0442: 31.0 g/t gold over 2.5 metres
Drill results located outside of the known resource block
- Hole-0368: 6.7 g/t gold over 25.0 metres
- Hole-0437: 16.1 g/t gold over 6.4 metres
- Hole-0439: 5.8 g/t gold over 9.5 metres

In Zone 123, gold mineralization occurs in quartz veins, cherty units, disseminated and massive sulphide structures located between the South break to the east and the South break to the west in a volcanic-sedimentary bearing environment. The mineralized lenses are found along the flank of a major stratigraphic horizon and, as shown in our latest interpretation, located in the hinge of those folded horizons in which the axial plane shows a steep plunge towards the east.

As of December 31, 2011, Zone 123 contained: mineral reserves of 1,088,000 tonnes at a grade of 6.5 grams of gold per tonne, representing 225,700 ounces; indicated mineral resources of 279,000 tonnes at a grade of 6.3 grams of gold per tonne, representing 56,900 ounces; and inferred mineral resources of 477,000 tonnes at a grade of 6.8 grams of gold per tonne, representing 104,100 ounces.

News Release – July 30, 2012 New Drill Results Confirm Continuity and Extension of Previously Identified Stacked Lenses at Casa Berardi	Page | 2

“The drill results confirming new mineralized lenses in the vicinity of Zone 123 has added to our geological understanding of the different mineralization styles, thereby increasing our knowledge of the ore depositional mechanism and thereby increasing the potential to identify additional clusters of lenses within this structure.” said Gilles Carrier P. Eng., Principal Exploration Geologist.

Outlook

Based on these results, underground in-fill drilling will continue until year end using one or two drill rigs from the 810 metre exploration drift, in order to define the down dip and the up-dip extensions of the lenses. An updated mineral resource estimate will be completed as of December 31, 2012.

Quality Control and Qualified Person

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control. Assay checking on pulp and coarse rejects are carried out on approximately 5% of samples. Additional information on Quality Assurance and Quality Control (“QA/QC”), can be found in the ‘Technical Report on the Casa Berardi Mine’, dated March 28, 2011 which can be found under Aurizon’s profile on www.sedar.com. Primary exploration assaying was performed at the mine site laboratory and at Swastica lab in Ontario. The QA/QC program is a performed at ALS Chemex lab in Val d’Or.

Information of a scientific or technical nature included in this release has been prepared under the supervision of Gilles Carrier, P. Eng., Principal Exploration Geologist of Aurizon and Qualified Person under NI 43-101.

Additional information

The attached two sketches show the position of the drill holes on the Casa Berardi property.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the NYSE MKT under the symbol “AZK”. Additional information on Aurizon and its properties is available on Aurizon’s website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.

George Paspalas, President & CEO 604-687-6600
Martin Bergeron, Vice President Operations 819-874-4511
Investor Relations: jennifer.north@aurizon.com
Telephone:604-687-6600 Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.comWebsite:www.aurizon.com

News Release – July 30, 2012 New Drill Results Confirm Continuity and Extension of Previously Identified Stacked Lenses at Casa Berardi	Page | 3

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the, anticipated effect of completed drill results on the Casa Berardi project, planned work programs, strategic plans and expected outcomes. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral reserve and resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of “indicated” or “inferred”, which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term “indicated” resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term “inferred” resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

News Release – July 30, 2012 New Drill Results Confirm Continuity and Extension of Previously Identified Stacked Lenses at Casa Berardi	Page | 4

Hole	E (m)	From (m)	To (m)	Length along the hole (m)	True width (m)	Gold grade (g/t)

CBP-0365	12150.90	97.0	100.1	3.1	2.9	8.1
CBP-0367	12121.20	92.5	94.1	1.6	1.6	2.7
CBP-0368	12138.10	24.3	49.7	25.4	25.0	6.7
CBP-0369	12126.90	94.5	96.0	1.5	1.2	0.4
CBP-0370	12212.40	143.8	149.1	5.3	5.3	1.1
CBP-0417	12453.00	197.0	198.0	1.0	0.8	4.2
CBP-0418	12477.40	142.5	144.0	1.5	1.5	1.0
CBP-0419	12466.80	124.6	130.4	5.8	5.6	2.3
CBP-0420	12400.60	170.5	173.7	3.2	2.7	10.3
CBP-0427	12181.00	78.9	80.4	1.5	1.4	9.6
CBP-0428	12225.10	223.5	229.1	5.6	4.7	2.8
CBP-0429	12259.50	204.0	208.0	4.0	3.9	2.2
CBP-0430	12279.30	185.2	196.1	10.9	10.8	6.7
CBP-0430	12306.20	226.0	240.0	14.0	13.9	10.1
CBP-0431	12288.10	222.5	238.3	15.8	14.3	5.6
CBP-0431	12298.20	243.8	252.9	9.1	8.3	11.5
CBP-0431	12315.20	276.0	283.7	7.7	7.1	7.3
CBP-0432	12186.50	156.3	159.0	2.7	2.1	2.7
CBP-0433	12239.60	180.0	185.9	5.9	5.9	8.5
CBP-0434	12158.50	72.2	76.5	4.3	3.5	7.2
CBP-0434	12161.30	108.0	112.1	4.1	3.4	2.4
CBP-0434	12163.80	144.5	149.0	4.5	3.7	8.2
CBP-0435	12200.10	150.0	155.9	5.9	5.9	1.0
CBP-0436	12237.10	174.6	177.0	2.4	2.4	17.9
CBP-0437	12131.50	27.6	34.5	6.9	6.4	16.1
CBP-0438	12118.20	36.0	37.5	1.5	1.5	1.2
CBP-0439	12125.30	27.7	39.0	11.3	9.5	5.8
CBP-0441	12462.90	138.0	139.2	1.2	1.0	6.3
CBP-0442	12378.10	354.3	357.8	3.5	2.5	31.0

Notes:

1.	Holes with an intercept lower than 3 grams per tonne or a metal factor (true width in metres x gold grade in grams pertonne) lower than 10 are: CBP-0367, CBP-0369,CBP-0370, CBP-0417, CBP-0418, CBP-0429, CBP-0432, CBP-0434,CBP-0435, CBP-0438 and CBP-0441.

2.	The gap in sequence is due to holes having been drilled in other zones or the assays are pending.

Longitudinal section
Zone 123
Probable reserves : 225,700oz
Indicated resources : 56,900oz
Inferred resources : 104,100oz
(as of December 31, 2011)
280m Track Drift
550m Track Drift
810m Exp. Drift
1010m Trolley Drift
4800m
4400m
4000m
8.2/3.7
7.2/3.5
8.1/2.9
5.8/9.5
16.1/6.4
6.7/25.0
9.6/1.4
8.5/5.9
5.6/14.3
2.8/4.7
11.5/8.3
2.3/5.6
17.9/2.4
6.7/10.8
10.1/13.9
10.3/2.7
7.3/7.1
31.0/2.5
Open
12150E
12200E
12600E
0 50m
Schematic Section
12150E
Volcanics
Conglomerate
Graywacke
Graphitic Mudstone
Surface
Zone Principal
Zone Principal
4800m
280m Track Drift
South Break Zone 123
C.B.Break
550m Track Drift
4400m
8.2/3.7
7.2/3.5
8.1/2.9
5.8/9.5
16.1/6.4
6.7/25.0
810m Exp.Drift
Zone 123
New Lenses
Zone 118
1010m Trolley Drift
4000m
9600N
10000N
10400N
0 50m
New hole - intercept ≥3g/t and/or metal factor ≥10
New hole - intercept <3g/t and/or metal factor <10
Previously released by Aurizon - intercept ≥3g/t and/or metal factor ≥10
Previously released by Aurizon - intercept <3g/t and/or metal factor <10
Historical hole - intercept ≥3g/t and/or metal factor ≥10
Historical hole - intercept <3g/t and/or metal factor <10
2.4/15.0 =grams per tonne gold / metres (true width)
Favorable Gold Corridor
Resources Outline 123 Zone
New Mineralized Lenses
Existing Infrastructure
Proposed Development
Metal Factor = grade x width
AURIZON MINES LTD.
CASA BERARDI GOLD MINE
Follow Up Drilling Along the 123 Zone
July 30, 2012

Reference: News Release Issue No. 20-2012 - Sketch A

AURIZON
MINES LTD.

CASA BERARDI GOLD MINE

Composite Longitudinal Section

Follow Up Drilling Along the 123 Zone

July 30, 2012

W
4 km
E
West Mine & 113 Area
118-123 & Principal Area
East Mine Area
P. Crown Pillar
E. Crown Pillar
P. Underground
E. Underground
280m Track Drift
See Longitudinal Section Close-up Zone 123
New Mineralized lenses Zone 123
-400m
-800m
Proven & Probable Reserves : 1,459,000 oz
Measured & Indicated Resources : 1,495,000 oz
Inferred Resources : 616,000 oz
(as of December 31, 2011)
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Proposed Development
0
0.5 km
10400E
12000E
13600E
15200E
Shaft
Zone 118
C.B. Break
South Break Zone 123
South Break
New Lenses
Zone 123
10200N
10000N
9800N
11600E
12000E
12400E
Schematic Section 12150E
Volcanics
Conglomerate
Graywacke
Graphitic Mudstone
Schematic Level Plan 550m
Shaft
C.B. Break
South Break Zone 123
Zone 118
Open
South Break
New Lenses
Zone 123
Open
Schematic Level Plan 800m

Reference: News Release Issue No. 20 - 2012 - Sketch B